UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH65
OF THE INVESTMENT COMPANY ACT OF 1940, FILED PURSUANT TO SECTION 54(C)
OF THEINVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Spring Creek Capital Corp.
Address of Principal Business Office:	120 Wall Street, Suite 2401 New York, New York 10005
Telephone Number:	(646) 896-3050
File Number under the Securities Exchange Act of 1934:	814-00783

Spring Creek Capital Corp. (the “Company”) is withdrawing its election under Section 54(a) of the Act on the following basis:

☐	A.
The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.
The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.
The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☒	D.
The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests.

☐	E.	The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.
☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

The opportunities available as an operating company, and the difficulties and costs associated with being a BDC, led the Board of Directors to authorize the withdrawal of this election.

Holders of shares of common stock of the Company representing 50.13 percent (50.13%) of the 34,230,000 validly issued shares of the Company, signed the Action By Written Consent in favor of the change.  There were no votes cast against the decision to cease being a business development company. An Information Statement on Schedule 14C was filed by the Company with the Commission on July 7, 2010 in connection with the decision, and was mailed to shareholders on that date.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York, on the 17th day of August, 2010.

SPRING CREEK CAPITAL CORP.

By:	/s/ Kelly T. Hickel,
Kelly T. Hickel
Chief Executive Officer and Director

Attest:	/s/ Jan E. Chason,
Jan E. Chason
Chief Financial Officer and Director

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